

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

June 7, 2019

David Dupuy
Executive Vice President and Chief Financial Officer
Community Healthcare Trust Inc
3326 Aspen Grove Drive, Suite 150
Franklin, TN 37067

      **Re:  Community Healthcare Trust Inc
          Form 10-K for the year ended December 31, 2018
          Filed February 26, 2019
          File No. 001-37401**

Dear Mr. Dupuy:

     We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Real Estate and
                                    Commodities